TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE QUARTER ENDED July 31, 2005

September 19, 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the consolidated financial statements for the third quarter ended July 31, 2005.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as of September 19, 2005, should be read in conjunction with the July 31, 2005 third quarter financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has three wholly owned subsidiaries Titan Trading USA, LLC and Titan Trading GP Inc., both of which have not yet started active business, and Titan Trading Corp., which is currently inactive.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003 Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2004.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2005 is to market and license to other trading firms, and utilize for the Company’s trading operations, the Company’s stock market timing software and the Technology. The Company has also formed a Limited Partnership to raise capital and will use the automated trading programs to generate investment revenue for the partnership.

OVERALL PERFORMANCE

Titan has had no operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements:

In May, 2005, pursuant to a private placement, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A director of the company subscribed for 200,000 units of the placement.

Warrants Exercised:

As at the nine months ended July 31, 2005, a total of 330,000 warrants were exercised into common shares at $0.12 per share for aggregate proceeds of $39,600.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others: completing a private placement, obtaining financing from new lenders, and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivables, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations.  Mr. Carrozza is the director of Titan’s US trading operation.  He is a registered series 7 and 63 broker, has eighteen years experience and is the chief trading architect behind the Company’s trading logic for TOPS.  Establishing a US presence will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community.  The office also provides a training location for Titan’s future business partners.

RESULTS OF OPERATIONS

Titan incurred a net loss of $187,621 for the three months ended July 31, 2005 as compared to a loss of $134,760 for the comparative period in 2004. The increase in net loss for the period was the direct result of research and development fees.

Research and development fees of $80,072 (2004 – 20,815) in the current period is a direct result of the Company focusing on the continued development of the software programs as the Company tested the trading software in comparison to the same period last year.

Professional fees $40,509 (2004 – $27,973) increased in the third quarter in comparison to the same quarter last year as the Company focused efforts on forming a Limited Liability Partnership to raise funding for the trading program as well as  additional costs related to the equity placement.

Amortization expense for the period ended July 31, 2005 was $2,112 (2004 - $1,675) due to the acquisition of several computers during the past fiscal year for trading and testing purposes.

Management and consulting fees for the three month period ended July 31, 2005 was $26,800 (2004 - $37,500).

In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	July 2005	Apr 30 2005	Jan31 2005	Oct 31 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	187,621	415,527	147,220	429
Net loss per share (fully diluted)	.01	.02	.01	.01

	For the three month period ended
	July 31 2004	April 30 2004	Jan 31 2004	Oct. 31 2003
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	134,760	127,553	194,847	45,470
Net loss per share (fully diluted)	.01	.01	.02	.01

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States.

Fluctuations

A compensation expense of $129,500, which had been accounted in the period ended January 31, 2004, was reversed at year end October 31, 2004.

As at the third quarter July 31, 2005, management had completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

During 2003 and 2004, the Company was restructuring and had very limited overhead.

LIQUIDITY

The Company’s working capital deficiency as of July 31, 2005, was $76,087 (October 31, 2004 – $324,246) and the capital deficiency was $50,449 ($305,191 – October 31, 2004).

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in 2004 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.  On December 15, 2004, the Company began trading in its own account and over a sixty day period had an annualized return of 116%.

The Company also announced the creation of its first limited partnership, Titan Trading Limited Partnership 1 (TTLP1).  The general partner, Titan Trading GP Inc., is a wholly owned subsidiary of the Company.  The limited partners must be accredited investors.  TTLP1 will offer up to 100 units at US $10,000 per unit.  TTLP1 will trade the funds using TOPS software and the N1 Expert System (a system designed to profit from large multi-day moves on the broad S&P 500 (Standard and Poors) stock market index) for a period of approximately two years.  The profits will initially be divided on the basis of 80% to the limited partners and 20% to the general partner of TTLP1. When 100% return to the limited partners has been achieved, the profits henceforth will be disbursed on a 50/50 basis.  There will be an annual fee paid to the Company equal to 2% of the net asset value of TTLP1.

SUBSEQUENT EVENTS

In August, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of  Technology software.

The Company intends to proceed with a non-brokered private placement offering units at a purchase price of $0.18 Canadian per Units ($0.15 US).  Each unit will consist of one (1) Common Share in the share capital of Titan and one-half of one common share purchase warrant.  Each whole Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.30 Canadian ($0.25 US) at any time within two years from the initial Closing Date.

TRANSACTIONS WITH RELATED PARTIES

The related party transactions for the nine months ended are in the normal course of operations, and are recorded at the exchange amount.

Management fees costs of $81,769 (2004 - $145,008 and  2003 - $88,650) were paid to officers and directors of the Company during nine months ending July 31, 2005.

Research and development fees of $235,030 (2004 - $51,907 and 2003 – 0) were paid to shareholders, officers, and directors of the Company.

As disclosed in the financial statements at third quarter end, an amount of $58,760 was due and payable by the Company to a shareholder, director, and officer of the Company. This amount is unsecured and does not bear interest.

An amount of $62,735 was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of September 19, 2005

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	21,137,373
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of September 19, 2005.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	510,593	$0.155	Feb. 16, 2010	N/A
Stock Options	1,250,000	$0.25	March 1, 2010	N/A
Stock Options	50,000	$0.135	July 5, 2010	N/A
Purchase Warrants	910,000	$0.12	March 16, 2006	N/A
Purchase Warrants	1,212,000	$0.12	March 16, 2006	N/A
Purchase Warrants	759,999	$0.20	October 22, 2005	N/A
Purchase Warrants	1,363,667	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,453,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	250,000	$0.18	Feb. 28, 2006	N/A
Purchase Warrants	250,000	$0.18	March 14, 2006	N/A
Purchase Warrants	583,500	$0.27	May 19, 2006	N/A

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.